UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Turnstone Biologics Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number)

May 13, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90042W100

13G

1.	NAMES OF REPORTING PERSONS Timothy J. Langer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 993,607 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 993,607 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,607 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 885,632 shares of Common Stock (as defined in Item 2(d) below) held of record by the Reporting Person (as defined in Item 2(a) below) and (ii) 107,975 shares of Common Stock underlying stock options granted to the Reporting Person, which are exercisable within 60 days of the date hereof.

(2)

Based on 23,128,454 shares of Common Stock outstanding as of May 9, 2024, as reported by the Issuer (as defined in Item 1(a) below) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2024 (the “Form 10-Q”), plus 107,975 shares of Common Stock underlying stock options granted to the Reporting Person, which are exercisable within 60 days of the date hereof.

CUSIP No. 90042W100

13G

Explanatory Note:

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2024 (the “Original Schedule 13G”) and is being filed by the Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for the Reporting Person and the corresponding footnotes.

(b) Percent of class:

See Row 11 of the cover page for the Reporting Person and the corresponding footnotes.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for the Reporting Person and the corresponding footnotes.

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for the Reporting Person and the corresponding footnotes.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for the Reporting Person and the corresponding footnotes.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for the Reporting Person and the corresponding footnotes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2024

/s/ Timothy J. Langer
Timothy J. Langer